6620 West Broad Street Richmond, VA 23230 www.genworth.com

April 7, 2009

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.

Form 10-K for fiscal year ended December 31, 2008

File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to your letter dated April 3, 2009 to Patrick B. Kelleher, Senior Vice President — Chief Financial Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced filing (the “Comment Letter”). We are submitting this letter to confirm my conversation with your colleague, Don Abbott, on April 6, 2009 regarding the timing of Genworth’s response to the Comment Letter. As discussed with Mr. Abbott, we anticipate providing a complete response to the Comment Letter on or before May 11, 2009.

Should you have any questions regarding this matter, please contact me at (804) 662-2685.

Sincerely,

/s/ Amy R. Corbin
Amy R. Corbin
Vice President and Controller
(Principal Accounting Officer)

cc:

Don Abbott, Review Accountant, U.S. Securities and Exchange Commission

Dana Hartz, Staff Accountant, U.S. Securities and Exchange Commission

Michael D. Fraizer, Chairman, President and Chief Executive Officer, Genworth Financial, Inc.

Patrick B. Kelleher, Senior Vice President — Chief Financial Officer, Genworth Financial, Inc.